

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2012

<u>Via E-Mail</u>
Mr. Daniel Martinez
President
Cindisue Mining Corp.
2nd Floor, Berkeley Square House,
Berkeley Square,
London, W1J 6BD,
United Kingdom

>   **Re: Cindisue Mining Corp.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2012**
>   **Filed April 18, 2012**
>   **Form 10-Q for the Fiscal Quarter ended July 31, 2012**
>   **Filed September 13, 2012**
>   **File No. 000-54390**

Dear Mr. Martinez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2012</u>

<u>Report of Independent Registered Public Accounting Firm, page 12</u>

1.   We refer you to paragraph three of the auditor's report. Please amend and revise so the audit report identifies and opines on the balance sheet as of January 31, 2011 and the result of operations and cash flows for the year then ended. See Rule 2-02(a) of Regulation S-X.

Form 10-Q for the Fiscal Quarter ended July 31, 2012

Item 4 Controls and Procedures, page 15

2.   Please confirm in your response that as of the end of the most recent fiscal quarter your principal executive and principal financial officers participated in the evaluation of disclosure controls and procedures. Tell us their conclusions as to the effectiveness of the registrant's disclosure controls and procedures as required by Item 307 of Regulation S-K for the fiscal quarter ended July 31, 2012. Also confirm in your response you will include these disclosures in the interim report for the fiscal quarter ended October 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Brian McAllister at (202) 551- 3341 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining